Exhibit 99.2

Magna International Inc.

Second Quarter Report

2023

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2023 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2022 included in our 2022 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at August 3, 2023.

HIGHLIGHTS

Comparing the second quarter of 2023 to the second quarter of 2022:

•	Global light vehicle production increased 15%, including 14%, 13% and 21% higher production in North America, Europe and China, respectively.

•	Total sales increased 17% to $11.0 billion, largely reflecting higher global vehicle production, the launch of new programs and higher complete vehicle assembly sales. These were partially offset by the net weakening of foreign currencies against the U.S. dollar.

•	Diluted earnings per share were $1.18 and Adjusted diluted earnings per share(1) increased $0.67 or 81% to $1.50 primarily due to earnings on higher sales including higher margins as a result of a focus on operational excellence and cost initiatives.

•	Cash from operating activities increased $126 million to $547 million.

In addition, in the second quarter of 2023:

•	We completed the acquisition of the Veoneer Active Safety Business ["Veoneer AS"]. The transaction broadens our Active Safety portfolio with complementary products, customers, geographies, engineering and software resources.

•	We were awarded significant new business, including:

•	Battery enclosures, truck frames and complete seats on Ford’s second-generation electric pick-up truck.

•	Replacement vehicle assembly business on the Mercedes-Benz G-Class, continuing a 40+ year history of producing the vehicle in our facility in Graz, Austria.

OVERVIEW

OUR BUSINESS(2)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 174,000(3) employees and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 351 manufacturing operations and 103 product development, engineering and sales centres spanning 30 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

1 Adjusted diluted earnings per share is a non-GAAP financial measure. Refer to the section "Use of Non-GAAP Financial Measures".

2 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

3 Number of employees includes over 162,000 employees at our wholly owned or controlled entities and over 12,000 employees at operations accounted for under the equity method.

Magna International Inc. Second Quarter Report 2023 1

INDUSTRY TRENDS & RISKS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there have been a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and advanced driver assistance systems, as well as new mobility business models/"mobility-as-a-service" ["MaaS"]. Our short- and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy and the major risks we face, are discussed in our revised Annual Information Form ["AIF"] and Annual Report on Form 40-F / 40-F/A ["Form 40-F"] in respect of the year ended December 31, 2022, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the second quarter ended June 30, 2023.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT(4)"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, Return on Invested Capital, and Adjusted Return on Invested Capital [collectively, the "Non-GAAP Measures"]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital is useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

4 During the third quarter of 2023, we will revise our calculation of Adjusted EBIT to exclude the amortization of acquired intangible assets. Refer to the "Non-GAAP Financial Measures Reconciliation" section of this MD&A for further information.

2 Magna International Inc. Second Quarter Report 2023

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months				For the six months
	ended June 30,				ended June 30,
	2023	2022	Change		2023	2022	Change
1 Canadian dollar equals U.S. dollars	0.745	0.783	-	5%	0.743	0.786	-	5%
1 euro equals U.S. dollars	1.089	1.064	+	2%	1.081	1.094	-	1%
1 Chinese renminbi equals U.S. dollars	0.143	0.151	-	5%	0.144	0.154	-	6%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months				For the six months
	ended June 30,				ended June 30,
	2023	2022	Change		2023	2022	Change
North America	4,036	3,551	+	14%	7,929	7,172	+	11%
Europe	4,532	4,009	+	13%	9,070	8,011	+	13%
China	6,648	5,488	+	21%	12,584	11,855	+	6%
Other	6,916	6,125	+	13%	13,969	12,450	+	12%
Global	22,132	19,173	+	15%	43,552	39,488	+	10%

Overall, global light vehicle production increased 15% over the second quarter of 2022. This increase largely reflects the rebalancing of supply chains in the second quarter of 2023 compared to the significant industry production disruptions during the second quarter of 2022 caused by global semiconductor chip shortages.

Magna International Inc. Second Quarter Report 2023 3

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED JUNE 30, 2023

SALES

Sales increased 17% or $1.62 billion to $10.98 billion for the second quarter of 2023 compared to $9.36 billion for the second quarter of 2022 primarily due to:

•	the launch of new programs during or subsequent to the second quarter of 2022;

•	higher global light vehicle production;

•	higher complete vehicle assembly sales;

•	acquisitions, net of divestitures, subsequent to the second quarter of 2022, which increased sales by $87 million; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $56 million and net customer price concessions subsequent to the second quarter of 2022.

COST OF GOODS SOLD

	For the three months
	ended June 30,
	2023	2022	Change
Material	$6,802	$5,829	$973
Direct labour	820	698	122
Overhead	1,922	1,732	190
Cost of goods sold	$9,544	$8,259	$1,285

Cost of goods sold increased $1.29 billion to $9.54 billion for the second quarter of 2023 compared to $8.26 billion for the second quarter of 2022, primarily due to:

•	higher material, direct labour and overhead associated with higher sales;

•	acquisitions, net of divestitures, subsequent to the second quarter of 2022;

•	higher production input costs net of customer recoveries, including for labour, partially offset by lower prices for energy, commodities and freight;

•	higher engineering, launch and other costs including to launch new assembly business; and

•	higher net engineering costs including spending related to our electrification and active safety businesses.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar costs of goods sold by $32 million;

•	commercial items in the second quarters of 2023 and 2022, which had a net favourable impact on a year over year basis;

•	a focus on operational excellence and cost initiatives; and

•	productivity and efficiency improvements, including lower costs at certain previously underperforming facilities.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased $6 million to $366 million for the second quarter of 2023 compared to $360 million for the second quarter of 2022 primarily due to increased capital deployed at new and existing facilities to support the launch of programs subsequent to the second quarter of 2022, and acquisitions, net of divestitures, subsequent to the second quarter of 2022 partially offset by the end of production of certain programs and the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar depreciation and amortization by $2 million.

4 Magna International Inc. Second Quarter Report 2023

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense increased $95 million to $505 million for the second quarter of 2023 compared to $410 million for the second quarter of 2022, primarily as a result of:

•	higher labour and benefit costs;

•	higher costs to accelerate our operational excellence initiatives;

•	commercial items in the second quarters of 2023 and 2022, which had a net unfavourable impact on a year over year basis;

•	higher incentive compensation;

•	higher pre-operating costs incurred at new facilities; and

•	acquisitions, net of divestitures, subsequent to the second quarter of 2022.

These factors were partially offset by higher net transactional foreign exchange gains.

INTEREST EXPENSE, NET

During the second quarter of 2023, we recorded net interest expense of $34 million compared to $20 million for the second quarter of 2022. The $14 million increase is primarily a result of interest expense on the $1.6 billion of Senior Notes issued during the first quarter of 2023, and higher interest expense due to an increase in borrowings and higher interest rates. These factors were partially offset by higher interest income earned on cash and investments due to higher interest rates.

EQUITY INCOME

Equity income increased $11 million to $36 million for the second quarter of 2023 compared to $25 million for the second quarter of 2022, primarily as a result of earnings on higher sales at certain equity-accounted entities and acquisitions subsequent to the second quarter of 2022 partially offset by higher production input costs, net of recoveries, and the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar equity income by $1 million.

OTHER EXPENSE, NET

	For the three months
	ended June 30,
	2023	2022
Restructuring (1)	$(35)	$—
Impairments (2)	—	376
Investments (3)	98	50
Veoneer AS transaction costs (4)	23	—
	$86	$426

(1)	Restructuring

	For the three months
	ended June 30,
	2023	2022
Power & Vision (i)	$(44)	$—
Body Exteriors & Structures	9	—
Other expense, net	(35)	—
Tax effect	9	—
Net loss attributable to Magna	$(26)	$—

(i)	During the second quarter of 2023, our Power & Vision segment reversed $39 million of charges due to a change in the restructuring plans related to a plant closure, and recorded a $10 million gain on the sale of two buildings as a result of restructuring activities.

(2)	Impairments

During the second quarter of 2022, we recorded a $376 million [$361 million after tax] impairment charge related to our investment in Russia as a result of the expected lack of future cashflows and the uncertainties connected with the Russian economy. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that were included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures and Seating Systems segments, respectively. Refer to the "Subsequent Event" section of this MD&A.

Magna International Inc. Second Quarter Report 2023 5

(3)	Investments

	For the three months
	ended June 30,
	2023	2022
Non-cash impairment charge (ii)	$85	$—
Revaluation of public company warrants	13	51
Revaluation of public and private equity investments	—	2
Gain on sale of public equity investments	—	(3)
Other expense, net	98	50
Tax effect	(3)	(12)
Net loss attributable to Magna	$95	$38

(ii)	The non-cash impairment charge relates to impairment of a private equity investment and related long-term receivables within Other assets.

(4)	Veoneer AS transaction costs

During 2023, we incurred $23 million [$22 million after tax] of transaction costs relating to our acquisition of Veoneer AS. Refer to Note 5, "Business Combination" of our unaudited interim consolidated financial statements for the three and six months ended June 30, 2023.

INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES

Income (loss) from operations before income taxes was income of $483 million for the second quarter of 2023 compared to a loss of $88 million for the second quarter of 2022. This $571 million increase is a result of the following changes, each as discussed above:

	For the three months
	ended June 30,
	2023	2022	Change
Sales	$10,982	$9,362	$1,620

Costs and expenses
Cost of goods sold	9,544	8,259	1,285
Depreciation and amortization	366	360	6
Selling, general and administrative	505	410	95
Interest expense, net	34	20	14
Equity income	(36)	(25)	(11)
Other expense, net	86	426	(340)
Income (loss) from operations before income taxes	$483	$(88)	$571

INCOME TAXES

	For the three months ended June 30,
	2023		2022
Income Taxes as reported	$129	26.7%	$57	(64.8)%
Tax effect on Other expense, net	(5)	(4.9)	27	89.7
	$124	21.8%	$84	24.9%

Excluding the tax effect on Other expense, net, our effective income tax rate decreased to 21.8% for the second quarter of 2023 compared to 24.9% for the second quarter of 2022 primarily due to lower losses not benefitted in Europe and non-taxable foreign exchange adjustments recognized for U.S. GAAP purposes. These factors were partially offset by a change in mix of earnings and higher accrued tax on undistributed foreign earnings.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $15 million for the second quarter of 2023 compared to $11 million for the second quarter of 2022. This $4 million increase was primarily due to higher net income at our non-wholly owned operations in China.

6 Magna International Inc. Second Quarter Report 2023

NET INCOME (LOSS) ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income (loss) attributable to Magna International Inc. was $339 million for the second quarter of 2023 compared to a loss of $156 million for the second quarter of 2022. This $495 million increase was as a result of: an increase in income from operations before income taxes of $571 million; partially offset by an increase in income taxes of $72 million; and an increase of $4 million in income attributable to non-controlling interests.

EARNINGS (LOSS) PER SHARE

	For the three months
	ended June 30,
	2023	2022	Change
Earnings (loss) per Common Share
Basic	$1.18	$(0.54)		—
Diluted	$1.18	$(0.54)		—
Weighted average number of Common Shares outstanding (millions)
Basic	286.2	291.1	-	2%
Diluted	286.3	291.1	-	2%
Adjusted diluted earnings per share	$1.50	$0.83	+	81%

Diluted earnings per share was $1.18 for the second quarter of 2023 compared to diluted loss per share of $0.54 for the second quarter of 2022. The $1.72 increase was as a result of higher net income attributable to Magna International Inc., as discussed above, and a decrease in the weighted average number of diluted shares outstanding during the second quarter of 2023. The decrease in the weighted average number of diluted shares outstanding was primarily due to the purchase and cancellation of Common Shares, during or subsequent to the second quarter of 2022, pursuant to our normal course issuer bids.

Other expense, net, after tax, negatively impacted diluted earnings per share by $0.32 in the second quarter of 2023 and $1.37 in the second quarter of 2022, respectively, as discussed in the "Other expense, net" and "Income Taxes" sections above. Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $1.50 for the second quarter of 2023 compared to $0.83 in the second quarter of 2022, an increase of $0.67.

Magna International Inc. Second Quarter Report 2023 7

NON-GAAP PERFORMANCE MEASURES – FOR THE THREE MONTHS ENDED JUNE 30, 2023

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes had on Magna's Adjusted EBIT as a percentage of sales for the second quarter of 2023 compared to the second quarter of 2022:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales

Second quarter of 2022	$9,362	$358		3.8%
Increase (decrease) related to:
Body Exteriors & Structures	593	201	+	1.6%
Power & Vision	574	25		—
Seating Systems	350	64	+	0.5%
Complete Vehicles	123	(29)	-	0.3%
Corporate and Other	(20)	(16)	-	0.1%
Second quarter of 2023	$10,982	$603		5.5%

Adjusted EBIT as a percentage of sales increased to 5.5% for the second quarter of 2023 compared to 3.8% for the second quarter of 2022 primarily due to:

•	earnings on higher sales including higher margins as a result of a focus on operational excellence and cost initiatives;

•	productivity and efficiency improvements, including lower costs at certain previously underperforming facilities;

•	losses in our Russian facilities during the second quarter of 2022;

•	commercial items in the second quarters of 2023 and 2022, which had a net favourable impact on a year over year basis;

•	higher equity income; and

•	higher tooling contribution in the second quarter of 2023 compared to the second quarter of 2022.

These factors were partially offset by:

•	higher production input costs net of customer recoveries, including for labour, partially offset by lower prices for energy, commodities and freight;

•	higher engineering, launch and other costs including to launch new assembly business;

•	acquisitions, net of divestitures, subsequent to the second quarter of 2022;

•	lower amortization related to the initial value of public company securities; and

•	higher incentive compensation and employee profit sharing.

8 Magna International Inc. Second Quarter Report 2023

ADJUSTED RETURN ON INVESTED CAPITAL AND RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 10.7% for the second quarter of 2023 compared to 6.7% for the second quarter of 2022 as a result of an increase in Adjusted After-tax operating profits partially offset by higher Average Invested Capital. Other expense, net, after tax negatively impacted Return on Invested Capital by 2.0% in the second quarter of 2023 and by 9.9% in the second quarter of 2022.

Average Invested Capital increased $1.58 billion to $17.59 billion for the second quarter of 2023 compared to $16.01 billion for the second quarter of 2022, primarily due to:

•	acquisitions, net of divestitures, during and subsequent to the second quarter of 2022;

•	average investment in fixed assets in excess of our average depreciation expense on fixed assets; and

•	an increase in average operating assets and liabilities.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar;

•	the impairment of our Russian assets recorded during the second quarter of 2022; and

•	lower net investments.

Magna International Inc. Second Quarter Report 2023 9

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	For the three months ended June 30,
	Sales			Adjusted EBIT
	2023	2022	Change	2023	2022	Change
Body Exteriors &
Structures	$4,540	$3,947	$593	$392	$191	$201
Power & Vision	3,462	2,888	574	116	91	25
Seating Systems	1,603	1,253	350	66	2	64
Complete Vehicles	1,526	1,403	123	34	63	(29)
Corporate and Other	(149)	(129)	(20)	(5)	11	(16)
Total reportable segments	$10,982	$9,362	$1,620	$603	$358	$245

BODY EXTERIORS & STRUCTURES

	For the three months
	ended June 30,
	2023	2022	Change
Sales	$4,540	$3,947	$593	+	15%
Adjusted EBIT	$392	$191	$201	+	105%
Adjusted EBIT as a percentage of sales	8.6%	4.8%		+	3.8%

Sales – Body Exteriors & Structures

Sales increased 15% or $593 million to $4.54 billion for the second quarter of 2023 compared to $3.95 billion for the second quarter of 2022 primarily due to:

•	the launch of programs during or subsequent to the second quarter of 2022, including the:

•	Jeep Grand Cherokee;
•	Ford F-Series Superduty;
•	Honda CR-V; and
•	BMW X1 & iX1;

•	higher global light vehicle production; and
•	customer price increases to recover certain higher production input costs.

These factors were partially offset by the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $44 million and net customer price concessions subsequent to the second quarter of 2022.

10	Magna International Inc. Second Quarter Report 2023

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $201 million to $392 million for the second quarter of 2023 compared to $191 million for the second quarter of 2022 and Adjusted EBIT as a percentage of sales increased to 8.6% from 4.8%. These increases were primarily as a result of earnings on higher sales including higher margins due to a focus on operational excellence and cost initiatives. Other factors positively impacting Adjusted EBIT and Adjusted EBIT as a percentage of sales include:

•	commercial items in the second quarters of 2023 and 2022, which had a net favourable impact on a year over year basis;
•	higher tooling contribution in the second quarter of 2023 compared to the second quarter of 2022; and
•	losses in our Russian facilities during the second quarter of 2022.

These factors were partially offset by:

•	higher production input costs net of customer recoveries, including for labour, freight and commodities, partially offset by lower prices for energy; and
•	the net weakening of foreign currencies against the U.S. dollar, which had a $8 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

POWER & VISION

	For the three months
	ended June 30,
	2023	2022	Change
Sales	$3,462	$2,888	$574	+	20%
Adjusted EBIT	$116	$91	$25	+	27%
Adjusted EBIT as a percentage of sales	3.4%	3.2%		+	0.2%

Sales – Power & Vision

Sales increased 20% or $574 million to $3.46 billion for the second quarter of 2023 compared to $2.89 billion for the second quarter of 2022 primarily due to:

•	the launch of programs during or subsequent to the second quarter of 2022, including the:

•	BMW X1 & iX1;
•	Jeep Grand Cherokee;
•	Chery Omoda 5; and
•	Alfa Romeo Tonale;

•	higher global light vehicle production;

•	acquisitions, net of divestitures, subsequent to the second quarter of 2022, which increased sales by $85 million; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $24 million and net customer price concessions subsequent to the second quarter of 2022.

Magna International Inc. Second Quarter Report 2023	11

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $25 million to $116 million for the second quarter of 2023 compared to $91 million for the second quarter of 2022 and Adjusted EBIT as a percentage of sales increased to 3.4% from 3.2%. These increases were primarily as a result of earnings on higher sales including higher margins due to a focus on operational excellence and cost initiatives. Other factors positively impacting Adjusted EBIT and Adjusted EBIT as a percentage of sales include:

•	cost savings and efficiencies realized, including as a result of restructuring actions taken; and
•	lower net warranty costs of $5 million.

These factors were partially offset by:

•	commercial items in the second quarters of 2023 and 2022, which had a net unfavourable impact on a year over year basis;
•	acquisitions, net of divestitures, subsequent to the second quarter of 2022;
•	higher production input costs net of customer recoveries, including for labour, partially offset by lower prices for freight, commodities and energy;
•	the net weakening of foreign currencies against the U.S. dollar, which had an $12 million unfavourable impact on reported U.S. dollar Adjusted EBIT; and
•	higher net engineering costs including spending related to our electrification and active safety businesses.

SEATING SYSTEMS

	For the three months
	ended June 30,
	2023	2022	Change
Sales	$1,603	$1,253	$350	+	28%
Adjusted EBIT	$66	$2	$64		N/A
Adjusted EBIT as a percentage of sales	4.1%	0.2%		+	3.9%

Sales – Seating Systems

Sales increased 28% or $350 million to $1.60 billion for the second quarter of 2023 compared to $1.25 billion for the second quarter of 2022 primarily due to:

•	the launch of programs during or subsequent to the second quarter of 2022, including the:

•	Jeep Grand Cherokee;
•	BMW XM;
•	Changan Shenlan SL03; and
•	Ford Ranger;

•	higher global light vehicle production; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $18 million and net customer price concessions subsequent to the second quarter of 2022.

12	Magna International Inc. Second Quarter Report 2023

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT increased $64 million to $66 million for the second quarter of 2023 compared to $2 million for the second quarter of 2022 and Adjusted EBIT as a percentage of sales increased to 4.1% from 0.2%. These increases were primarily as a result of earnings on higher sales including higher margins due to a focus on operational excellence and cost initiatives. Other factors positively impacting Adjusted EBIT and Adjusted EBIT as a percentage of sales include:

•	productivity and efficiency improvements, including lower costs at certain previously underperforming facilities; and
•	commercial items in the second quarters of 2023 and 2022, which had a net favourable impact on a year over year basis.

These factors were partially offset by:

•	higher launch costs;
•	net transactional foreign exchange losses in the second quarter of 2023 compared to net transactional foreign exchange gains in the second quarter of 2022; and
•	higher production input costs net of customer recoveries, including for labour and freight, partially offset by lower commodities prices.

COMPLETE VEHICLES

	For the three months
	ended June 30,
	2023	2022	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	26.9	31.0	(4.1)	-	13%
Sales	$1,526	$1,403	$123	+	9%
Adjusted EBIT	$34	$63	$(29)	-	46%
Adjusted EBIT as a percentage of sales	2.2%	4.5%		-	2.3%

(i)	Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales increased 9% or $123 million to $1.53 billion for the second quarter of 2023 compared to $1.40 billion for the second quarter of 2022 while assembly volumes decreased 13%. The increase in sales is primarily a result of favourable program mix and a $31 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar, partially offset by lower assembly volumes.

Magna International Inc. Second Quarter Report 2023	13

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $29 million to $34 million for the second quarter of 2023 compared to $63 million for the second quarter of 2022 and Adjusted EBIT as a percentage of sales decreased to 2.2% from 4.5%. These decreases were primarily due to higher engineering, launch and other costs including to launch new assembly business.

This factor was partially offset by earnings on higher sales and favourable program mix, net of contractual fixed cost recoveries on certain programs.

CORPORATE AND OTHER

Adjusted EBIT was a loss of $5 million for the second quarter of 2023 compared to income of $11 million for the second quarter of 2022. The $16 million decrease was primarily the result of:

•	lower amortization related to the initial value of public company securities;
•	higher incentive compensation;
•	higher investments in research, development and new mobility; and
•	higher labour and benefit costs.

These factors were partially offset by:

•	net transactional foreign exchange gains in the second quarter of 2023 compared to net transactional foreign exchange losses in the second quarter of 2022; and
•	an increase in fees received from our divisions.

14	Magna International Inc. Second Quarter Report 2023

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months
	ended June 30,
	2023	2022	Change
Net income (loss)	$354	$(145)
Items not involving current cash flows	525	705
	879	560	$319
Changes in operating assets and liabilities	(332)	(139)	(193)
Cash provided from operating activities	$547	$421	$126

Cash provided from operating activities

Comparing the second quarter of 2023 to 2022, cash provided from operating activities increased $126 million primarily as a result of:

•	a $1.22 billion increase in cash received from customers; and
•	higher dividends received from equity investments of $65 million.

These factors were partially offset by:

•	a $890 million increase in cash paid for materials and overhead;
•	a $178 million increase in cash paid for labour; and
•	a $84 million increase in cash taxes.

Changes in operating assets and liabilities

During the second quarter of 2023, we used $332 million for operating assets and liabilities primarily consisting of:

•	a $307 million increase in production receivables;
•	an $82 million increase in other accounts receivables;
•	a $76 million increase in tooling investment in the second quarter of 2023; and
•	a $47 million increase in cash taxes paid.

These uses of cash were partially offset by:

•	a $116 million increase in other accrued liabilities;
•	a $63 million increase in accounts payable; and
•	a $26 million decrease in inventories due to a reduction in safety stocks.

Magna International Inc. Second Quarter Report 2023	15

INVESTING ACTIVITIES

	For the three months
	ended June 30,
	2023	2022	Change
Fixed asset additions	$(502)	$(329)
Increase in public and private equity investments	(3)	(2)
Increase in investments, other assets and intangible assets	(96)	(80)
Fixed assets, investments, other assets and intangible assets additions	(601)	(411)
Acquisitions	(1,475)	—
Proceeds from dispositions	44	40
Cash used for investing activities	$(2,032)	$(371)	$(1,661)

Cash used for investing activities in the second quarter of 2023 was $1.66 billion higher compared to the second quarter of 2022. The change between the second quarter of 2023 and the second quarter of 2022 was primarily due to the acquisition of Veoneer AS and a $190 million increase of cash used for fixed assets and other assets.

FINANCING ACTIVITIES

	For the three months
	ended June 30,
	2023	2022	Change
Issues of debt	$402	$3
Increase in short-term borrowings	143	—
Contributions by non-controlling interests of subsidiaries	—	5
Repayments of debt	(1)	(34)
Tax withholdings on vesting of equity awards	(1)	(1)
Repurchase of Commons Shares	(2)	(212)
Dividends paid to non-controlling interests	(24)	(12)
Dividends	(129)	(130)
Cash provided from (used for) financing activities	$388	$(381)	$769

During the second quarter of 2023, we drew $100 million from the 3-year tranche and $300 million from the 5-year tranche of our syndicated unsecured, delayed draw term loan (the "Term Loan").

Short-term borrowings increased $143 million in second quarter of 2023 primarily due to the issuance of $150 million in Commercial Paper.

During the second quarter of 2023 we repurchased 0.1 million Common Shares to settle certain equity compensation plans under our normal course issuer bid for aggregate cash consideration of $2 million.

Cash dividends paid per Common Share were $0.46 for the second quarter of 2023 compared to $0.45 for the second quarter of 2022.

16	Magna International Inc. Second Quarter Report 2023

FINANCING RESOURCES

	As at	As at
	June 30,	December 31,
	2023	2022	Change
Liabilities
Short-term borrowings	$150	$8
Long-term debt due within one year	1,426	654
Current portion of operating lease liabilities	303	276
Long-term debt	4,159	2,847
Operating lease liabilities	1,345	1,288
	$7,383	$5,073	$2,310

Financial liabilities increased $2.31 billion to $7.38 billion as at June 30, 2023 primarily as a result of the $1.6 billion issuance of Senior Notes during the first quarter of 2023, combined with the $400 million increase in the Term Loan and $150 million issuance of Commercial Paper in the second quarter of 2023.

CASH RESOURCES

In the second quarter of 2023, our cash resources decreased by $1.1 billion to $1.3 billion, primarily as a result of cash used for investing activities partially offset by cash provided from operating and financing activities, as discussed above. In addition to our cash resources at June 30, 2023, we had term and operating lines of credit totaling $4.1 billion, of which $3.4 billion was unused and available.

On March 6, 2023, we entered into a Term Loan with a 3-year tranche of $800 million and a 5-year tranche of $600 million. During the second quarter of 2023, we drew $100 million from the 3-yr tranche and $300 million from the 5-year tranche. The remaining balance of the facility was subsequently cancelled.

On April 27, 2023, we amended our $2.7 billion syndicated revolving credit facility, including to: (i) extend the maturity date from June 24, 2027 to June 24, 2028, and (ii) cancel the $150 million Asian tranche and allocate the equivalent amount to the Canadian tranche.

On May 26, 2023, we extended the maturity date of our $800 million 364-day syndicated revolving credit facility from June 24, 2023 to June 24, 2024. As of June 30, 2023, we have not borrowed any funds under this credit facility.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 3, 2023 were exercised:

Common Shares	286,309,052
Stock options (i)	6,148,812
292,457,864

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2023 that are outside the ordinary course of our business. Refer to our MD&A included in our 2022 Annual Report.

Magna International Inc. Second Quarter Report 2023	17

RESULTS OF OPERATIONS – FOR THE SIX MONTHS ENDED JUNE 30, 2023

	For the six months ended June 30,
	Sales			Adjusted EBIT
	2023	2022	Change	2023	2022	Change
Body Exteriors & Structures	$8,979	$8,024	$955	$662	$420	$242
Power & Vision	6,785	5,934	851	200	245	(45)
Seating Systems	3,089	2,629	460	102	51	51
Complete Vehicles	3,152	2,678	474	86	113	(27)
Corporate and Other	(350)	(261)	(89)	(10)	36	(46)
Total reportable segments	$21,655	$19,004	$2,651	$1,040	$865	$175

BODY EXTERIORS & STRUCTURES

	For the six months
	ended June 30,
	2023	2022	Change
Sales	$8,979	$8,024	$955	+	12%
Adjusted EBIT	$662	$420	$242	+	58%
Adjusted EBIT as a percentage of sales	7.4%	5.2%		+	2.2%

Sales – Body Exteriors & Structures

Sales increased 12% or $955 million to $8.98 billion for the six months ended June 30, 2023 compared to $8.02 billion for the six months ended June 30, 2022, primarily due to:

•	the launch of programs during or subsequent to the first six months of 2022, including the:

•	Jeep Grand Cherokee;
•	Honda CR-V;
•	Rivian R1T & R1S; and
•	BMW X1 & iX1;

•	higher global light vehicle production; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $180 million;
•	lower sales as a result of the substantial idling of our Russian facilities; and
•	net customer price concessions subsequent to the first six months of 2022.

18	Magna International Inc. Second Quarter Report 2023

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $242 million to $662 million for the six months ended June 30, 2023 compared to $420 million for the six months ended June 30, 2022 and Adjusted EBIT as a percentage of sales increased to 7.4% from 5.2%. These increases were primarily as a result of earnings on higher sales. Other factors positively impacting Adjusted EBIT and Adjusted EBIT as a percentage of sales include:

•	commercial items in the first six months of 2023 and 2022, which had a net favourable impact on a year over year basis;
•	lower employee profit sharing and incentive compensation;
•	productivity and efficiency improvements, including lower costs at certain previously underperforming facilities; and
•	higher tooling contribution.

These factors were partially offset by:

•	operating inefficiencies at a facility in Europe;
•	higher production input costs net of customer recoveries, including for labour, commodities, and freight, partially offset by lower prices for energy;
•	the net weakening of foreign currencies against the U.S. dollar, which had a $15 million unfavourable impact on reported U.S. dollar Adjusted EBIT;
•	higher launch costs; and
•	higher pre-operating costs incurred at new facilities.

POWER & VISION

	For the six months
	ended June 30,
	2023	2022	Change
Sales	$6,785	$5,934	$851	+	14%
Adjusted EBIT	$200	$245	$(45)	-	18%
Adjusted EBIT as a percentage of sales	2.9%	4.1%		-	1.2%

Magna International Inc. Second Quarter Report 2023	19

Sales – Power & Vision

Sales increased 14% or $851 million to $6.79 billion for the six months ended June 30, 2023 compared to $5.93 billion for the six months ended June 30, 2022, primarily due to:

•	the launch of programs during or subsequent to the first six months of 2022, including the:

•	BMW X1 & iX1;

•	Chery Tiggo 9;

•	Chery Arrizo 8; and

•	Alfa Romeo Tonale;

•	higher global light vehicle production;

•	acquisitions, net of divestitures, subsequent to the first six months of 2022, which increased sales by $68 million; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $149 million and net customer price concessions subsequent to the first six months of 2022.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT decreased $45 million to $200 million for the six months ended June 30, 2023 compared to $245 million for the six months ended June 30, 2022 and Adjusted EBIT as a percentage of sales decreased to 2.9% from 4.1%. These decreases were primarily as a result of:

•	commercial items in the first six months of 2023 and 2022, which had a net unfavourable impact on a year over year basis;

•	higher production input costs net of customer recoveries, including for labour, partially offset by lower prices for commodities, freight and energy;

•	higher warranty costs of $27 million;

•	acquisitions, net of divestitures, subsequent to the first six months of 2022;

•	the net weakening of foreign currencies against the U.S. dollar, which had a $20 million unfavourable impact on reported U.S. dollar Adjusted EBIT; and

•	higher net engineering costs including spending related to our electrification and active safety businesses.

These factors were partially offset by earnings on higher sales and higher equity income.

20 Magna International Inc. Second Quarter Report 2023

SEATING SYSTEMS

	For the six months
	ended June 30,
	2023	2022	Change
Sales	$3,089	$2,629	$460	+	17%
Adjusted EBIT	$102	$51	$51	+	100%
Adjusted EBIT as a percentage of sales	3.3%	1.9%		+	1.4%

Sales – Seating Systems

Sales increased 17% or $460 million to $3.09 billion for the six months ended June 30, 2023 compared to $2.63 billion for the six months ended June 30, 2022, primarily due to:

•	the launch of programs during or subsequent to the first six months of 2022, including the:

•	Nissan Frontier;

•	Changan Oshan Z6;

•	BMW XM; and

•	Changan Shenlan SL03;

•	higher global light vehicle production; and

•	customer price increases to recover certain higher production input costs.

These factors were partially offset by the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $60 million and net customer price concessions subsequent to the first six months of 2022.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT increased $51 million to $102 million for the six months ended June 30, 2023 compared to $51 million for the six months ended June 30, 2022 and Adjusted EBIT as a percentage of sales increased to 3.3% from 1.9%. These increases were substantially as a result of earnings on higher sales. Other factors positively impacting Adjusted EBIT and Adjusted EBIT as a percentage of sales include productivity and efficiency improvements, including lower costs at certain previously underperforming facilities.

These factors were partially offset by:

•	higher launch costs;

•	net transactional foreign exchange losses in the first six months of 2023 compared to net transactional foreign exchange gains in the first six months of 2022; and

•	higher production input costs net of customer recoveries, including for labour and freight, partially offset by lower prices for commodities.

Magna International Inc. Second Quarter Report 2023 21

COMPLETE VEHICLES

	For the six months
	ended June 30,
	2023	2022	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	60.8	55.6	+	5.2	+	9%
Sales	$3,152	$2,678		$474	+	18%
Adjusted EBIT	$86	$113		$(27)	-	24%
Adjusted EBIT as a percentage of sales	2.7%	4.2%			-	1.5%

(i)	Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales increased 18% or $474 million to $3.15 billion for the six months ended June 30, 2023 compared to $2.68 billion for the six months ended June 30, 2022 and assembly volumes increased 9%. The increase in sales is primarily a result of higher assembly volumes and favourable program mix, partially offset by a $43 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $27 million to $86 million for the six months ended June 30, 2023 compared to $113 million for the six months ended June 30, 2022 and Adjusted EBIT as a percentage of sales decreased to 2.7% from 4.2%. These decreases were primarily due to:

•	higher engineering, launch and other costs including to launch new assembly business; and

•	higher production input costs net of customer recoveries, including for labour and freight, partially offset by lower prices for energy.

These factors were partially offset by earnings on higher sales and favourable program mix, net of contractual fixed cost recoveries on certain programs and lower employee profit sharing.

22 Magna International Inc. Second Quarter Report 2023

CORPORATE AND OTHER

Adjusted EBIT was a loss of $10 million for the six months ended June 30, 2023 compared to income of $36 million for the six months ended June 30, 2022. The $46 million decrease was primarily the result of:

•	lower amortization related to the initial value of public company securities;

•	higher incentive compensation;

•	higher investments in research, development and new mobility;

•	higher costs to accelerate our operational excellence initiatives;

•	higher labour and benefit costs; and

•	lower equity income.

These factors were partially offset by:

•	an increase in fees received from our divisions; and

•	net transactional foreign exchange gains in the first six months of 2023 compared to net transactional foreign exchange losses in the first six months of 2022.

NON-GAAP PERFORMANCE MEASURES - FOR THE SIX MONTHS ENDED JUNE 30, 2023

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for the six months ended June 30, 2023 compared to the six months ended June 30, 2022:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Six months ended June 30, 2022	$19,004	$865		4.6%
Increase (decrease) related to:
Body Exteriors & Structures	955	242	+	0.9%
Power & Vision	851	(45)	-	0.4%
Seating Systems	460	51	+	0.1%
Complete Vehicles	474	(27)	-	0.2%
Corporate and Other	(89)	(46)	-	0.2%
Six months ended June 30, 2023	$21,655	$1,040		4.8%

Adjusted EBIT as a percentage of sales increased to 4.8% for the six months ended June 30, 2023 compared to 4.6% for the six months ended June 30, 2022 primarily due to:

•	earnings on higher sales;

•	productivity and efficiency improvements, including lower costs at certain previously underperforming facilities;

•	higher equity income; and

•	lower employee profit sharing and incentive compensation.

These factors were partially offset by:

•	higher engineering, launch and other costs including to launch new assembly business;

•	higher production input costs net of customer recoveries, including for labour, partially offset by lower prices for energy, commodities and freight;

•	commercial items in the first six months of 2023 and 2022, which had a net unfavourable impact on a year over year basis;

•	operating inefficiencies at a facility in Europe;

•	lower amortization related to the initial value of public company securities;

•	acquisitions, net of divestitures, subsequent to the first six months of 2022;

•	higher warranty costs; and

•	higher net engineering costs including spending related to our electrification and active safety businesses.

Magna International Inc. Second Quarter Report 2023 23

ADJUSTED RETURN ON INVESTED CAPITAL AND RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 9.6% for the six months ended June 30, 2023 compared to 8.6% for the six months ended June 30, 2022 as a result of an increase in Adjusted After-tax operating profits partially offset by higher Average Invested Capital. Other expense, net, after tax and Adjustments to Deferred Tax Valuation Allowances negatively impacted Return on Invested Capital by 2.4% in the first six months of 2023 and by 5.2% in the first six months of 2022.

Average Invested Capital increased $1.04 billion to $17.06 billion for the six months ended June 30, 2023 compared to $16.02 billion for the six months ended June 30, 2022, primarily due to:

•	average investment in fixed assets in excess of our average depreciation expense on fixed assets;

•	acquisitions, net of divestitures, during and subsequent to the first six months of 2022; and

•	an increase in average operating assets and liabilities.

These factors were partially offset by:

•	the net weakening of foreign currencies against the U.S. dollar;

•	the impairment of our Russian assets recorded during the second quarter of 2022; and

•	lower net investments.

24 Magna International Inc. Second Quarter Report 2023

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	For the three months		For the six months
	ended June 30,		ended June 30,
	2023	2022	2023	2022

Net income (loss)	$354	$(145)	$571	$234
Add:
Interest expense, net	34	20	54	46
Other expense, net	86	426	228	487
Income taxes	129	57	187	98
Adjusted EBIT	$603	$358	$1,040	$865

During the third quarter of 2023, we will revise our calculation of Adjusted EBIT to exclude the amortization of acquired intangible assets (primarily customer relationships and technology). We believe that excluding the amortization of acquired intangible assets from Adjusted EBIT will help management and investors in understanding our underlying performance and will improve comparability between our segmented results of operations and our peers.

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	For the three months		For the six months
	ended June 30,		ended June 30,
	2023	2022	2023	2022
Sales	$10,982	$9,362	$21,655	$19,004
Adjusted EBIT	$603	$358	$1,040	$865
Adjusted EBIT as a percentage of sales	5.5%	3.8%	4.8%	4.6%

ADJUSTED DILUTED EARNINGS PER SHARE

	For the three months		For the six months
	ended June 30,		ended June 30,
	2023	2022	2023	2022
Net income (loss) attributable to Magna International Inc.	$339	$(156)	$548	$208
Add (deduct):
Other expense, net	86	426	228	487
Tax effect on Other expense, net	5	(27)	(27)	(40)
Adjustments to Deferred Tax Valuation Allowances	—	—	—	(29)
Adjusted net income attributable to Magna International Inc.	430	243	749	626
Diluted weighted average number of Common Shares outstanding during the period (millions)	286.3	291.1	286.4	295.0
Adjusted diluted earnings per share	$1.50	$0.83	$2.62	$2.12

Magna International Inc. Second Quarter Report 2023 25

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the three month period is averaged on a two-fiscal quarter basis and for the six month period is averaged on a three-fiscal quarter basis.

	For the three months		For the six months
	ended June 30,		ended June 30,
	2023	2022	2023	2022

Net income (loss)	$354	$(145)	$571	$234
Add (deduct):
Interest expense, net	34	20	54	46
Income taxes on interest expense, net at Magna's effective income tax rate:	(7)	(5)	(11)	(9)
After-tax operating profits	381	(130)	614	271
Other expense, net	86	426	228	487
Tax effect on Other expense, net	5	(27)	(27)	(40)
Adjustments to Deferred Tax Valuation Allowances	—	—	—	(29)
Adjusted After-tax operating profits	$472	$269	$815	$689

	As at June 30,
	2023	2022
Total Assets	$31,838	$27,283
Excluding:
Cash and cash equivalents	(1,281)	(1,664)
Deferred tax assets	(535)	(491)
Less Current Liabilities	(13,358)	(9,816)
Excluding:
Short-term borrowing	150	—
Long-term debt due within one year	1,426	105
Current portion of operating lease liabilities	303	270
Invested Capital	$18,543	$15,687

	For the three months		For the six months
	ended June 30,		ended June 30,
	2023	2022	2023	2022
After-tax operating profits	$381	$(130)	$614	$271
Average Invested Capital	$17,587	$16,006	$17,059	$16,019
Return on Invested Capital	8.7%	(3.2)%	7.2%	3.4%

	For the three months		For the six months
	ended June 30,		ended June 30,
	2023	2022	2023	2022
Adjusted After-tax operating profits	$472	$269	$815	$689
Average Invested Capital	$17,587	$16,006	$17,059	$16,019
Adjusted Return on Invested Capital	10.7%	6.7%	9.6%	8.6%

26 Magna International Inc. Second Quarter Report 2023

SUBSEQUENT EVENT

SALE OF OUR INVESTMENTS IN RUSSIA

On August 1, 2023, we completed the sale of all our investments in Russia for approximately $15 million, resulting in a loss of approximately $15 million.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 15, "Contingencies" of our unaudited interim consolidated financial statements for the three and six months ended June 30, 2023, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our AIF and Form 40-F, each in respect of the year ended December 31, 2022.

CONTROLS AND PROCEDURES

During the second quarter of 2023, we acquired Veoneer AS. Other than the addition of Veoneer AS operations to our internal control over financial reporting and any related changes in controls to integrate Veoneer AS, there have been no changes in our internal control over financial reporting that occurred during the three months ended June 30, 2023, that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Magna International Inc. Second Quarter Report 2023 27

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•       impact of the Russian invasion of Ukraine;

•       inflationary pressures;

•       interest rate levels;

•       risks related to COVID-19;

Risks Related to the Automotive Industry

•       economic cyclicality;

•       regional production volume declines;

•       deteriorating vehicle affordability;

•       potential consumer hesitancy with respect to Electric Vehicles ("EVs");

•       intense competition;

Strategic Risks

•       alignment of our product mix with the "Car of the Future";

•       our ability to consistently develop and commercialize innovative products or processes;

•       our investments in mobility and technology companies;

•       our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;

Customer-Related Risks

•       concentration of sales with six customers;

•       inability to significantly grow our business with Asian customers;

•       emergence of potentially disruptive EV OEMs, including risks related to limited revenues/operating history of new OEM entrants;

•       evolving counterparty risk profile;

•       dependence on outsourcing;

•       OEM consolidation and cooperation;

•       shifts in market shares among vehicles or vehicle segments;

•       shifts in consumer "take rates" for products we sell;

•       quarterly sales fluctuations;

•       potential loss of any material purchase orders;

•       potential OEM production-related disruptions;

Supply Chain Risks

•       semiconductor chip supply disruptions and price increases, and the impact on customer production volumes and on the efficiency of our operations;

•       supply disruptions and applicable costs related to supply disruption mitigation initiatives;

•       regional energy shortages/disruptions and pricing;

•       a deterioration of the financial condition of our supply base;

IT Security/Cybersecurity Risks

•       IT/Cybersecurity breach;

•       Product cybersecurity breach;

Pricing Risks

•       pricing risks following time of quote or award of new business;

•       price concessions;

•       commodity cost volatility;

•       declines in scrap steel/aluminum prices;

Warranty / Recall Risks

•       costs related to repair or replace defective products, including due to a recall;

•       warranty or recall costs that exceed warranty provisions or insurance coverage limits;

•       product liability claims;

Climate Change Risks

•       transition risks and physical risks;

•       strategic and other risks related to the transition to electromobility;

Acquisition Risks

•       competition for strategic acquisition targets;

•       inherent merger and acquisition risks;

•       acquisition integration risk;

Other Business Risks

•       risks related to conducting business through joint ventures;

•       intellectual property risks;

•       risks of conducting business in foreign markets;

•       fluctuations in relative currency values;

•       an increase in pension funding obligations;

•       tax risks;

•       reduced financial flexibility as a result of an economic shock;

•       inability to achieve future investment returns that equal or exceed past returns;

•       changes in credit ratings assigned to us;

•       the unpredictability of, and fluctuation in, the trading price of our Common Shares;

•       a reduction of suspension of our dividend;

28 Magna International Inc. Second Quarter Report 2023

Manufacturing Operational Risks

•       product and new facility launch risks;

•       operational underperformance;

•       restructuring costs;

•       impairment charges;

•       labour disruptions;

•       skilled labour attraction/retention;

•       leadership expertise and succession;

Legal, Regulatory and Other Risks

•       antitrust risk;

•       legal claims and/or regulatory actions against us;

•       changes in laws and regulations, including those related to vehicle emissions, taxation or made as a result of the COVID-19 pandemic

•       potential restrictions on free trade;

•       trade disputes/tariffs; and

•       environmental compliance costs.

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and

•	set out in our revised Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F / 40-F/A filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can also be found in our Annual Information Form.

Magna International Inc. Second Quarter Report 2023 29

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
Sales	16	$10,982	$9,362	$21,655	$19,004

Costs and expenses
Cost of goods sold		9,544	8,259	18,960	16,659
Depreciation and amortization		366	360	731	729
Selling, general and administrative		505	410	993	796
Interest expense, net		34	20	54	46
Equity income		(36)	(25)	(69)	(45)
Other expense, net	2	86	426	228	487
Income (loss) from operations before income taxes		483	(88)	758	332
Income taxes	11	129	57	187	98
Net income (loss)		354	(145)	571	234
Income attributable to non-controlling interests		(15)	(11)	(23)	(26)
Net income (loss) attributable to Magna International Inc.		$339	$(156)	$548	$208

Earnings (loss) per Common Share:	3
Basic		$1.18	$(0.54)	$1.92	$0.71
Diluted		$1.18	$(0.54)	$1.91	$0.70

Cash dividends paid per Common Share		$0.46	$0.45	$0.92	$0.90

Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		286.2	291.1	286.1	293.8
Diluted		286.3	291.1	286.4	295.0

See accompanying notes

30	Magna International Inc. Second Quarter Report 2023

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
Net income (loss)		$354	$(145)	$571	$234

Other comprehensive (loss) income, net of tax:	13
Net unrealized loss on translation of net investment in foreign operations		(79)	(348)	(34)	(446)
Net unrealized gain (loss) on cash flow hedges		48	(50)	89	5
Reclassification of net gain on cash flow hedges to net income		(14)	(13)	(17)	(19)
Reclassification of net loss on pensions to net income		—	1	1	2
Reserve for cumulative translation losses		—	203	—	203
Pension and post retirement benefits		1	—	(4)	1
Other comprehensive (loss) income		(44)	(207)	35	(254)

Comprehensive income (loss)		310	(352)	606	(20)
Comprehensive loss (income) attributable to non-controlling interests		11	11	1	(2)
Comprehensive income (loss) attributable to Magna International Inc.		$321	$(341)	$607	$(22)

See accompanying notes

Magna International Inc. Second Quarter Report 2023	31

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2023	2022
ASSETS
Current assets
Cash and cash equivalents	4	$1,281	$1,234
Accounts receivable		8,556	6,791
Inventories	6	4,664	4,180
Income taxes receivable		14	—
Prepaid expenses and other		455	320
		14,970	12,525

Investments	7	1,287	1,429
Fixed assets, net		8,646	8,173
Operating lease right-of-use assets		1,667	1,595
Intangible assets, net		823	452
Goodwill		2,771	2,031
Deferred tax assets		535	491
Other assets	8	1,139	1,093
		$31,838	$27,789

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings		$150	$8
Accounts payable		7,984	6,999
Other accrued liabilities		2,637	2,118
Accrued salaries and wages		858	850
Income taxes payable		—	93
Long-term debt due within one year		1,426	654
Current portion of operating lease liabilities		303	276
		13,358	10,998

Long-term debt		4,159	2,847
Operating lease liabilities		1,345	1,288
Long-term employee benefit liabilities		579	548
Other long-term liabilities		448	461
Deferred tax liabilities		293	312
		20,182	16,454

Shareholders' equity
Capital stock
Common Shares
[issued: 286,163,296; December 31, 2022 – 285,931,816]	12	3,323	3,299
Contributed surplus		113	111
Retained earnings		8,907	8,639
Accumulated other comprehensive loss	13	(1,055)	(1,114)
		11,288	10,935

Non-controlling interests		368	400
		11,656	11,335
		$31,838	$27,789

See accompanying notes

32	Magna International Inc. Second Quarter Report 2023

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
Cash provided from (used for):

OPERATING ACTIVITIES
Net income (loss)		$354	$(145)	$571	$234
Items not involving current cash flows	4	525	705	876	1,075
		879	560	1,447	1,309
Changes in operating assets and liabilities	4	(332)	(139)	(673)	(708)
Cash provided from operating activities		547	421	774	601

INVESTMENT ACTIVITIES
Acquisitions		(1,475)	—	(1,475)	—
Fixed asset additions		(502)	(329)	(926)	(567)
Increase in public and private equity investments		(3)	(2)	(3)	(4)
Increase in investments, other assets and intangible assets		(96)	(80)	(197)	(144)
Proceeds from dispositions		44	40	63	63
Disposal of facilities		—	—	(25)	6
Cash used for investing activities		(2,032)	(371)	(2,563)	(646)

FINANCING ACTIVITIES
Issues of debt		402	3	2,043	31
Increase in short-term borrowings		143	—	140	1
Repayments of debt		(1)	(34)	(3)	(391)
Issues of Common Shares on exercise of stock options		—	—	6	4
Tax withholdings on vesting of equity awards		(1)	(1)	(10)	(15)
Contributions to subsidiaries by non-controlling interests		—	5	—	5
Repurchase of Common Shares	12	(2)	(212)	(11)	(595)
Dividends paid to non-controlling interests		(24)	(12)	(31)	(12)
Dividends		(129)	(130)	(261)	(263)
Cash provided from (used for) financing activities		388	(381)	1,873	(1,235)

Effect of exchange rate changes on cash and cash equivalents		(51)	(1)	(37)	(4)

Net (decrease) increase in cash, cash equivalents during the period		(1,148)	(332)	47	(1,284)
Cash and cash equivalents, beginning of period		2,429	1,996	1,234	2,948
Cash and cash equivalents, end of period	4	$1,281	$1,664	$1,281	$1,664

See accompanying notes

Magna International Inc. Second Quarter Report 2023	33

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Six months ended June 30, 2023
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL [i]	Interest	Equity
		[in millions]
Balance, December 31, 2022		285.9	$3,299	$111	$8,639	$(1,114)	$400	$11,335
Net income					548		23	571
Other comprehensive income (loss)						59	(24)	35
Shares issued on exercise of stock options		0.2	7	(1)				6
Release of stock and stock units		0.4	19	(19)
Tax withholdings on vesting of equity awards		(0.2)	(2)		(8)			(10)
Repurchase and cancellation under normal course issuer bid	12	(0.2)	(2)		(9)			(11)
Stock-based compensation expense				22				22
Dividends paid to non-controlling interests							(31)	(31)
Dividends paid		0.1	2		(263)			(261)
Balance, June 30, 2023		286.2	$3,323	$113	$8,907	$(1,055)	$368	$11,656

	Three months ended June 30, 2023
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL [i]	Interest	Equity
		[in millions]
Balance, March 31, 2023		286.1	$3,319	$104	$8,699	$(1,036)	$403	$11,489
Net income					339		15	354
Other comprehensive loss						(18)	(26)	(44)
Release of stock and stock units		0.1	4	(4)
Tax withholdings on vesting of equity awards					(1)			(1)
Repurchase and cancellation under normal course issuer bid	12				(1)	(1)		(2)
Stock-based compensation expense				13				13
Dividends paid to non-controlling interests							(24)	(24)
Dividends paid					(129)			(129)
Balance, June 30, 2023		286.2	$3,323	$113	$8,907	$(1,055)	$368	$11,656

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

34	Magna International Inc. Second Quarter Report 2023

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Six months ended June 30, 2022
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL [i]	Interest	Equity
		[in millions]
Balance, December 31, 2021		297.9	$3,403	$102	$9,231	$(900)	$389	$12,225
Net income					208		26	234
Other comprehensive loss						(230)	(24)	(254)
Contribution by non-controlling interest							5	5
Shares issued on exercise of stock options		0.1	5	(1)				4
Release of stock and stock units		0.5	20	(20)
Tax withholdings on vesting of equity awards		(0.2)	(2)		(13)			(15)
Repurchase and cancellation under normal course issuer bid	12	(9.3)	(104)		(497)	6		(595)
Stock-based compensation expense				15				15
Dividends paid to non-controlling interests							(12)	(12)
Dividends paid			4		(267)			(263)
Balance, June 30, 2022		289.0	$3,326	$96	$8,662	$(1,124)	$384	$11,344

	Three months ended June 30, 2022
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL [i]	Interest	Equity
		[in millions]
Balance, March 31, 2022		292.3	$3,358	$95	$9,126	$(942)	$402	$12,039
Net (loss) income					(156)		11	(145)
Other comprehensive loss						(185)	(22)	(207)
Contribution by non-controlling interest							5	5
Release of stock and stock units		0.2	6	(6)
Tax withholdings on vesting of equity awards					(1)			(1)
Repurchase and cancellation under normal course issuer bid	12	(3.5)	(40)		(175)	3		(212)
Stock-based compensation expense				7				7
Dividends paid to non-controlling interests							(12)	(12)
Dividends paid			2		(132)			(130)
Balance, June 30, 2022		289.0	$3,326	$96	$8,662	$(1,124)	$384	$11,344

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Second Quarter Report 2023	35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.	SIGNIFICANT ACCOUNTING POLICIES

[a]	Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America ["GAAP"]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2022 audited consolidated financial statements and notes thereto included in the Company's 2022 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at June 30, 2023 and the results of operations, changes in equity, and cash flows for the three and six-month periods ended June 30, 2023 and 2022.

[b]	Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the interim consolidated financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results could ultimately differ from those estimates.

36	Magna International Inc. Second Quarter Report 2023

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.	OTHER EXPENSE, NET

		Three months ended		Six months ended
		June 30,		June 30,
		2023	2022	2023	2022
Restructuring	[a]	$(35)	$—	$83	$—
Impairments	[b]	—	376	—	376
Investments	[c]	98	50	122	111
Veoneer Active Safety Business transaction costs	[d]	23	—	23	—
		$86	$426	$228	$487

[a]	Restructuring

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Power & Vision [i]	$(44)	$—	$61	$—
Body Exteriors & Structures	9	—	22	—
Other expense, net	(35)	—	83	—
Tax effect	9	—	(17)	—
Net loss attributable to Magna	$(26)	$—	$66	$—

[i] During the second quarter of 2023, the Company’s Power & Vision segment reversed $39 million of charges due to a change in the restructuring plans related to a plant closure, and recorded a $10 million gain on the sale of two buildings as a result of restructuring activities.

[b]	Impairments

During the second quarter of 2022, the Company recorded a $376 million [$361 million after tax] impairment charge related to its investment in Russia as a result of the expected lack of future cashflows and the uncertainties connected with the Russian economy. This included net asset impairments of $173 million and a $203 million reserve against the related foreign currency translation losses that were included in accumulated other comprehensive loss. The net asset impairments consisted of $163 million and $10 million in our Body Exteriors & Structures and Seating Systems segments, respectively. Refer to Note 17, "Subsequent Event", in these financial statements.

[c]	Investments

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Non-cash impairment charge [ii]	$85	$—	$85	$—
Revaluation of public company warrants	13	51	35	89
Revaluation of public and private equity investments	—	2	2	23
Gain on sale of public equity investments	—	(3)	—	(1)
Other expense, net	98	50	122	111
Tax effect	(3)	(12)	(9)	(25)
Net loss attributable to Magna	$95	$38	$113	$86

[ii] The non-cash impairment charge relates to impairment of a private equity investment and related long-term receivables within Other assets.

[d]	Veoneer Active Safety Business transaction costs

During 2023, the Company incurred $23 million [$22 million after tax] of transaction costs related to the acquisition of the Veoneer Active Safety Business [“Veoneer AS”]. Refer to Note 5, “Business Combination”, in these financial statements.

Magna International Inc. Second Quarter Report 2023	37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.	EARNINGS (LOSS) PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Basic earnings (loss) per Common Share:

Net income (loss) attributable to Magna International Inc.	$339	$(156)	$548	$208

Weighted average number of Common Shares outstanding	286.2	291.1	286.1	293.8

Basic earnings (loss) per Common Share	$1.18	$(0.54)	$1.92	$0.71

Diluted earnings (loss) per Common Share [a]:

Net income (loss) attributable to Magna International Inc.	$339	$(156)	$548	$208

Weighted average number of Common Shares outstanding	286.3	291.1	286.4	295.0

Diluted earnings (loss) per Common Share	$1.18	$(0.54)	$1.91	$0.70

[a]	For the three and six months ended June 30, 2023, diluted earnings per Common Share excluded 4.2 million [2022 – 6.0 million] and 2.8 million [2022 – 1.2 million] Common Shares, respectively, issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

38	Magna International Inc. Second Quarter Report 2023

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.	DETAILS OF CASH FLOWS

Cash from operating activities

[a]	Cash and cash equivalents:

	June 30,	December 31,
	2023	2022
Bank term deposits and bankers' acceptances	$542	$720
Cash	739	514
	$1,281	$1,234

[b]	Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Depreciation and amortization	$366	$360	$731	$729
Amortization of other assets included in cost of goods sold	53	31	118	78
Deferred revenue amortization	(14)	(50)	(89)	(109)
Other non-cash charges	28	7	29	14
Deferred tax recovery	(35)	(29)	(72)	(119)
Dividends received in excess of equity income	29	(25)	37	10
Non-cash portion of Other expense, net [note 2]	98	411	122	472
	$525	$705	$876	$1,075

[c]	Changes in operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Accounts receivable	$(411)	$24	$(1,581)	$(738)
Inventories	(43)	31	(278)	(319)
Prepaid expenses and other	11	18	7	13
Accounts payable	106	(188)	799	253
Accrued salaries and wages	(13)	(83)	(34)	(45)
Other accrued liabilities	65	100	556	185
Income taxes payable	(47)	(41)	(142)	(57)
	$(332)	$(139)	$(673)	$(708)

Cash from investment activities

During the fourth quarter of 2022, the Company entered into an agreement to sell a European Power & Vision operation. Under the terms of the arrangement, the Company is contractually obligated to provide the buyer with up to $42 million of funding. During the first quarter of 2023, the Company completed the sale of this operation which resulted in a net cash outflow of $25 million.

Magna International Inc. Second Quarter Report 2023	39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.	BUSINESS COMBINATION

On June 1, 2023, the Company completed the acquisition of 100% of the common shares and voting interests of the entities holding the Veoneer Active Safety Business. Veoneer AS supplies active safety products globally including active safety integration systems, radar, camera systems, internal cabin sensing, thermal sensing, and light detection. The purchase price was $1,475 million [net of $111 million cash acquired] and is subject to working capital and other customary purchase price adjustments.

The acquisition of Veoneer AS was accounted for as a business combination and is recorded in the Company’s Power & Vision segment. The Company recorded a purchase price allocation for the assets acquired and liabilities assumed based on their estimated fair values as of June 1, 2023. The following table summarizes the preliminary purchase price allocation:

Non-cash working capital	$170
Fixed assets	204
Other assets	79
Intangible assets	395
Goodwill	728
Other liabilities	(84)
Deferred tax liabilities	(17)
Net cash outflow	$1,475

The estimated fair values of the assets acquired and liabilities assumed are based on the Company’s preliminary estimates and assumptions. The preliminary purchase price allocation is subject to change within the measurement period and will be subsequently adjusted to reflect final valuation results and other adjustments, primarily related to measurement of fixed assets, and identification and measurement of intangible assets and goodwill.

Recognized goodwill is attributable to the assembled workforce, expected synergies and other intangible assets that do not qualify for separate recognition.

40	Magna International Inc. Second Quarter Report 2023

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.	INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2023	2022
Raw materials and supplies	$1,770	$1,640
Work-in-process	463	427
Finished goods	536	537
Tooling and engineering	1,895	1,576
	$4,664	$4,180

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.	INVESTMENTS

	June 30,	December 31,
	2023	2022
Equity method investments	$953	$997
Public and private equity investments	224	290
Warrants	110	142
	$1,287	$1,429

Cumulative unrealized gains and losses on equity securities held as at June 30, 2023 were $46 million and $246 million [$74 million and $205 million as at December 31, 2022], respectively.

8.	OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2023	2022
Preproduction costs related to long-term supply agreements	$692	$679
Long-term receivables	293	262
Pension overfunded status	40	41
Unrealized gain on cash flow hedges	8	26
Other, net	106	85
	$1,139	$1,093

9.	WARRANTY

The following is a continuity of the Company's warranty accruals, included in Other accrued liabilities:

	2023	2022
Balance, beginning of period	$257	$247
Expense, net	49	17
Settlements	(23)	(4)
Foreign exchange and other	1	(5)
Balance, March 31	284	255
Expense, net	5	7
Settlements	(20)	(14)
Acquisition	3	—
Foreign exchange and other	22	(9)
Balance, June 30	$294	$239

Magna International Inc. Second Quarter Report 2023	41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.	DEBT

[a]	During the second quarter of 2023, the Company drew $100 million from the 3-year tranche and $300 million from the 5-year tranche of its unsecured, delayed draw term loan (the “Term Loan”). The remaining balance of the facility was subsequently cancelled. The amounts are drawn in advances of 1,3 or 6-month loans and may be rolled over until the end of the 3 and 5 year terms.

[b]	On May 26, 2023, the Company extended the maturity date from June 24, 2023 to June 24, 2024 of its $800 million 364-day syndicated revolving credit facility. The Company had not borrowed any funds under this credit facility.

[c]	During the first quarter of 2023, the Company issued the following Senior Notes:

	Issuance Date	Amount in USD at Issuance Date	Maturity Date
Cdn$350 million Senior Notes at 4.950% [i]	March 10, 2023	$258 million	January 31, 2031
€550 million Senior Notes at 4.375% [ii]	March 17, 2023	$591 million	March 17, 2032
$300 million Senior Notes at 5.980% [i]	March 21, 2023	$300 million	March 21, 2026
$500 million Senior Notes at 5.500% [i]	March 21, 2023	$500 million	March 21, 2033

The total cash proceeds received from the Senior Note issuances was $1,637 million, which consists of $1,649 million of Senior Notes less debt issuance costs of $12 million.

The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

[i]	The Cdn$350 million Senior Notes, $300 million Senior Notes, and $500 million Senior Notes were issued to both finance a portion of the cost of the acquisition of Veoneer AS and to pay related fees and expenses, and for general corporate purposes.

[ii]	The €550 million Senior Notes were issued for general corporate purposes, which may include the repayment of the Company’s existing indebtedness of €550 million in Senior Notes coming due in November 2023.

11.	INCOME TAXES

For the three and six months ended June 30, 2022 and 2023, the Company’s effective income tax rate does not reflect the customary rate primarily due to the impairment charges described in note 2.

For the three months ended June 30, 2022, the Company’s effective income tax rate is also adversely affected by losses not benefited in Europe and the six-months ended June 30, 2022, the Company’s income tax rate is favourably affected by a partial release of valuation allowances against deferred tax assets resulting from a tax reorganization.

12.	CAPITAL STOCK

[a]	During the six month period ended June 30, 2023, the Company repurchased 0.2 million shares under a normal course issuer bid for cash consideration of $11 million to settle certain equity compensation plans.

[b]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 3, 2023 were exercised or converted:

Common Shares	286,309,052
Stock options [i]	6,148,812
292,457,864

[i] Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

42	Magna International Inc. Second Quarter Report 2023

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2023	2022
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(1,018)	$(735)
Net unrealized gain (loss)	43	(96)
Repurchase of shares under normal course issuer bid	1	3
Balance, March 31	(974)	(828)
Repurchase of shares under normal course issuer bid	(1)	3
Reserve for cumulative translation losses	—	203
Net unrealized loss	(53)	(326)
Balance, June 30	(1,028)	(948)
Accumulated net unrealized gain on cash flow hedges [i]
Balance, beginning of period	5	24
Net unrealized gain	41	55
Reclassification of net gain to net income	(3)	(6)
Balance, March 31	43	73
Net unrealized gain (loss)	48	(50)
Reclassification of net gain to net income	(14)	(13)
Balance, June 30	77	10
Accumulated net unrealized loss on pensions
Balance, beginning of period	(101)	(189)
Revaluation	(5)	1
Reclassifications to net income	1	1
Balance, March 31	(105)	(187)
Revaluation	1	—
Reclassifications to net income	—	1
Balance, June 30	(104)	(186)

Total accumulated other comprehensive loss	$(1,055)	$(1,124)

[i]	The amount of income tax expense that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2023	2022
Balance, beginning of period	$—	$(8)
Net unrealized loss	(15)	(18)
Reclassification of net gain to net income	1	2
Balance, March 31	(14)	(24)
Net unrealized (loss) gains	(17)	17
Reclassifications of net gain to net income	4	4
Balance, June 30	$(27)	$(3)

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $111 million.

Magna International Inc. Second Quarter Report 2023	43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	FINANCIAL INSTRUMENTS

[a]	Financial assets and liabilities

The Company's financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2023	2022
Financial assets
Cash and cash equivalents	$1,281	$1,234
Accounts receivable	8,556	6,791
Warrants and public and private equity investments	334	432
Long-term receivables included in other assets	293	262
	$10,464	$8,719

Financial liabilities
Short-term borrowings	$150	$—
Long-term debt (including portion due within one year)	5,585	3,501
Accounts payable	7,984	6,999
	$13,719	$10,508

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$132	$65
Other assets	8	26
Other accrued liabilities	(21)	(43)
Other long-term liabilities	(13)	(31)
	$107	$17

[b]	Supplier financing program

The Company has a supplier financing program with third-party financial institutions that provides financing to suppliers who provide tooling related materials. This arrangement allows these suppliers to elect to be paid by a financial institution at a discount earlier than the maturity date of the receivable, which may extend from 6 to 18 months. The Company will pay the full amount owing to the financial institution on the maturity dates. Amounts outstanding under this program as at June 30, 2023 were $135 million [$135 million at December 31, 2022] and are presented within accounts payable.

[c]	Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

44	Magna International Inc. Second Quarter Report 2023

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Financial instruments (CONTINUED)

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for Fisker's common shares. [Level 2 inputs based on the GAAP fair value hierarchy.]

Term loan

The Company's Term Loan consists of advances, which are rolled over until repayment for up to 3 years and 5 years, respectively. Due to the short-term maturity of each loan, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At June 30, 2023, the net book value of the Company's Senior Notes was $5.0 billion and the estimated fair value was $4.9 billion. The net book value of the Company’s Senior Notes due within one year is $1.3 billion. The fair value of our Senior Notes are classified as Level 1 when we use quoted prices in active markets and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

[d]	Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, long-term receivables, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with primarily an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and six months ended June 30, 2023, sales to the Company's six largest customers represented 76% and 78%, respectively, of the Company's total sales; and substantially all of its sales are to customers in which the Company has ongoing contractual relationships. The Company continues to develop and conduct business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our risks in dealing with such customers, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items.  As at June 30, 2023, the Company’s balance sheet exposure related to newer electric vehicle-focused customers was approximately $450 million, the majority of which related to Fisker. In determining the allowance for expected credit losses, the Company considers changes in customer's credit ratings, liquidity, customer's historical payments and loss experience, current economic conditions and the Company's expectations of future economic conditions.

[e]	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

The Company is exposed to interest rate risk on its term loan as the interest rate is variable, however the Company is not exposed to interest rate risk on Senior Notes as the interest rates on these instruments are fixed.

Magna International Inc. Second Quarter Report 2023	45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Financial instruments (CONTINUED)

[f]	Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products, and/or the purchase of materials and equipment in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At June 30, 2023, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For Euros
		Weighted		Weighted		Weighted	Czech	Weighted
	U.S. dollar	average	Peso	average	U.S. dollar	average	Koruna	average
	amount	rate	amount	rate	amount	rate	Amount	rate
Buy	23	0.77560	8,532	0.04336	52	0.86421	3,425	0.03713
(Sell)	(1,053)	1.28473	(8)	0.00088	(102)	1.13424	—	—

Forward contracts mature at various dates through 2025. Foreign currency exposures are reviewed quarterly.

[g]	Equity price risk

Public equity securities and warrants

The Company's public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

15.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

The Company's policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks which led to a September 2020 settlement with the European Commission and a June 2022 settlement with Brazil’s federal competition authority involving in both cases the supply of closure systems, Magna does not currently anticipate any material liabilities. However, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

16.	SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income and adding back Income taxes, Interest expense, net, and Other expense, net.

46	Magna International Inc. Second Quarter Report 2023

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.	Segmented Information (CONTINUED)

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated net income (loss):

	Three months ended June 30, 2023
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	loss	asset
	sales	sales	EBIT [ii]	amortization	(income)	additions
Body Exteriors & Structures	$4,540	$4,468	$392	$177	$1	$310
Power & Vision	3,462	3,396	116	135	(28)	153
Seating Systems	1,603	1,598	66	22	(4)	20
Complete Vehicles	1,526	1,517	34	26	(1)	13
Corporate & Other [i]	(149)	3	(5)	6	(4)	6
Total Reportable Segments	$10,982	$10,982	$603	$366	$(36)	$502

	Three months ended June 30, 2022
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	loss	asset
	sales	sales	EBIT [ii]	amortization	(income)	additions
Body Exteriors & Structures	$3,947	$3,886	$191	$181	$4	$185
Power & Vision	2,888	2,834	91	126	(25)	111
Seating Systems	1,253	1,246	2	22	(2)	17
Complete Vehicles	1,403	1,393	63	27	(1)	14
Corporate & Other [i]	(129)	3	11	4	(1)	2
Total Reportable Segments	$9,362	$9,362	$358	$360	$(25)	$329

	Six months ended June 30, 2023
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	loss	asset
	sales	sales	EBIT [ii]	amortization	(income)	additions
Body Exteriors & Structures	$8,979	$8,786	$662	$364	$1	$581
Power & Vision	6,785	6,651	200	261	(62)	266
Seating Systems	3,089	3,077	102	45	(8)	40
Complete Vehicles	3,152	3,134	86	51	(2)	24
Corporate & Other [i]	(350)	7	(10)	10	2	15
Total Reportable Segments	$21,655	$21,655	$1,040	$731	$(69)	$926

	Six months ended June 30, 2022
				Depreciation	Equity	Fixed
	Total	External	Adjusted	and	loss	asset
	sales	sales	EBIT [ii]	amortization	(income)	additions
Body Exteriors & Structures	$8,024	$7,900	$420	$364	$5	$303
Power & Vision	5,934	5,823	245	258	(41)	201
Seating Systems	2,629	2,616	51	44	(4)	35
Complete Vehicles	2,678	2,659	113	54	(2)	25
Corporate & Other [i]	(261)	6	36	9	(3)	3
Total Reportable Segments	$19,004	$19,004	$865	$729	$(45)	$567

[i] Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

Magna International Inc. Second Quarter Report 2023	47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.	Segmented Information (CONTINUED)

[ii] The following table reconciles Net income (loss) to Adjusted EBIT:

	Three months ended		Six months ended
	June 30,		June 30,
	2023	2022	2023	2022
Net income (loss)	$354	$(145)	$571	$234
Add:
Interest expense, net	34	20	54	46
Other expense, net	86	426	228	487
Income taxes	129	57	187	98
Adjusted EBIT	$603	$358	$1,040	$865

[b]	The following table shows Goodwill for the Company's reporting segments:

	June 30,	December 31,
	2023	2022
Body Exteriors & Structures	$447	$448
Power & Vision	1,943	1,198
Seating Systems	254	260
Complete Vehicles	107	105
Corporate & Other	20	20
Total Reportable Segments	$2,771	$2,031

[c]	The following table shows Net Assets for the Company's reporting segments:

	June 30,	December 31,
	2023	2022
Body Exteriors & Structures	$7,825	$7,168
Power & Vision	7,770	6,104
Seating Systems	1,375	1,377
Complete Vehicles	590	632
Corporate & Other	955	802
Total Reportable Segments	$18,515	$16,083

The following table reconciles Total Assets to Net Assets:

	June 30,	December 31,
	2023	2022
Total Assets	$31,838	$27,789
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,281)	(1,234)
Deferred tax assets	(535)	(491)
Income taxes receivable	(14)	—
Long-term receivables from joint venture partners	(14)	(14)
Deduct liabilities included in segment net assets:
Accounts payable	(7,984)	(6,999)
Accrued salaries and wages	(858)	(850)
Other accrued liabilities	(2,637)	(2,118)
Segment Net Assets	$18,515	$16,083

17.	SUBSEQUENT EVENT

On August 1, 2023, the Company completed the sale of all its investments in Russia for approximately $15 million, resulting in a loss of approximately $15 million.

48	Magna International Inc. Second Quarter Report 2023

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone: (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada – Common Shares

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1 (800) 564-6253

United States – Common Shares

Computershare Trust Company, N.A.

462 S. 4th Street

Louisville, Kentucky, USA 40202

Telephone: 1 (800) 962-4284

From all other countries

Telephone: 1 (514) 982-7555

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange	MG
The New York Stock Exchange	MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.